Q2 2015 Additional Information: Debt Mar. 31, ´15 FCA ex-FCA US June 30, ´15 Cons. Ind. Fin. Cons. Ind. Fin. 21.4 18.2 3.2 Gross Debt* 23.6 20.6 3.0 0.3 0.3 (0.0) Derivatives, M-to-M, Net 0.1 0.1 (0.0) (9.1) (8.7) (0.4) Cash & Mktable Securities (10.9) (10.7) (0.2) 12.6 9.8 2.8 Net Debt 12.8 10.0 2.8 *Net of intersegment receivables 1 FCA ex-FCA US Net debt breakdown (€/B) - Unaudited Note: Numbers may not add due to rounding

Q2 2015 Additional Information: Debt Outstanding Mar. 31, ´15 Outstanding June 30, ´15 21.2 Cash Maturities 23.3 8.6 Bank Debt 8.0 11.6 Capital Market 14.4 1.0 Other Debt 0.9 0.2 Asset-backed Financing 0.3 0.0 ABS / Securitization 0.0 0.0 Warehouse Facilities 0.0 0.2 Sale of Receivables 0.3 0.1 Accruals & Other Adjustments 0.1 21.4 Gross Debt 23.6 (9.1) Cash & Mktable Securities (10.9) 0.3 Derivatives (Assets)/Liabilities 0.1 12.6 Net Debt 12.8 2.1 Undrawn committed revolving facilities 2.9 Note: Numbers may not add due to rounding FCA ex-FCA US Gross debt breakdown (€/B) - Unaudited 2

Q2 2015 Additional Information: Debt FCA US Gross debt breakdown (€/B) - Unaudited 3 Outstanding Mar. 31, ´15 Outstanding June 30, ´15 11.6 Cash Maturities 8.6 5.0 Bank Debt 4.8 5.5 Capital Market 2.8 1.1 Other Debt 1.0 0.0 Asset-backed Financing 0.0 0.0 ABS / Securitization 0.0 0.3 Accruals & Other Adjustments 0.1 11.9 Gross Debt 8.6 (12.8) Cash & Mktable Securities (10.4) (0.3) Derivatives (Assets)/Liabilities (0.2) (1.2) Net Cash (2.0) 1.2 Undrawn committed revolving facilities (*) 1.2 (*): USD 1.3 billion Note: Numbers may not add due to rounding

Q2 2015 Additional Information: Debt FCA ex-FCA US & FCA US Debt maturity schedule (€/B) - Unaudited 4 Outstanding June 30, ´15 FCA ex-FCA US 6M 2015 2016 2017 2018 2019 Beyond 8.0 Bank Debt 2.2 2.5 1.2 0.9 0.4 0.9 14.4 Capital Market 0.9 2.7 2.3 1.9 1.5 5.0 0.9 Other Debt 0.5 0.0 0.0 0.0 0.1 0.3 23.3 Total Cash Maturities 3.6 5.2 3.6 2.7 2.0 6.2 10.9 Cash & Mktable Securities 2.9 Undrawn committed revolving facilities 13.8 Total Available Liquidity 5.3 Sale of Receivables (IFRS de-recognition compliant) 3.0 of which receivables sold to financial services JVs (FCA Bank) Outstanding June 30, ´15 FCA US 6M 2015 2016 2017 2018 2019 Beyond 4.8 Bank Debt 0.0 0.0 2.8 1.6 0.1 0.2 2.8 Capital Market 0.0 0.0 0.0 0.0 0.0 2.8 1.0 Other Debt 0.0 0.2 0.2 0.1 0.1 0.4 8.6 Total Cash Maturities 0.1 0.2 3.0 1.7 0.2 3.3 10.4 Cash & Mktable Securities 1.2 Undrawn committed revolving facilities 11.6 Total Available Liquidity Note: Numbers may not add due to rounding; total cash maturities excluding accruals

Q2 2015 Additional Information: Debt FCA Group Debt maturity schedule (€/B) - Unaudited 5 Outstanding June 30, ´15 FCA Group 6M 2015 2016 2017 2018 2019 Beyond 12.8 Bank Debt 2.2 2.5 4.0 2.5 0.5 1.1 17.1 Capital Market 0.9 2.7 2.3 1.9 1.5 7.8 2.0 Other Debt 0.5 0.2 0.3 0.1 0.2 0.6 31.8 Total Cash Maturities 3.6 5.4 6.6 4.5 2.2 9.5 21.3 Cash & Mktable Securities 4.0 Undrawn committed revolving facilities 25.4 Total Available Liquidity 5.3 Sale of Receivables (IFRS de-recognition compliant) 3.0 of which receivables sold to financial services JVs (FCA Bank) Note: Numbers may not add due to rounding; total cash maturities excluding accruals